[redacted]

12011538

SEC Mail Processing Section

FEB 28 2012

Washington, DC
125

SEC[...] [...]OMMISSION
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SEC FILE NUMBER
8- 46398

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Matrix Capital Group Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

420 Lexington Avenue Suite 601
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher Anci — 212-732-4601 (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company
(Name - *if individual, state last, first, middle name)*

1514 Old York Road	Abington	PA	19001
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Christopher Anci, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Matrix Capital Group Inc, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Principal Executive Officer
Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
MARY ALICE BENONIS, Notary Public
Abington Twp., Montgomery County
My Commission Expires September 12, 2015

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MATRIX CAPITAL GROUP, INC.
Financial Statement
December 31, 2011

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

MATRIX CAPITAL GROUP, INC.
Financial Statement
December 31, 2011

Matrix Capital Group, Inc.
TABLE OF CONTENTS
December 31, 2011

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

140 EAST 45TH STREET NEW YORK, NY 10017
(212) 661-3115 • (646) 227-0268 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Matrix Capital Group, Inc.

We have audited the accompanying statement of financial condition of Matrix Capital Group, Inc. (the "Company") as of December 31, 2011, that is filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Matrix Capital Group, Inc. as of December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

Abington, Pennsylvania
February 23, 2012

Sanville & Company

Matrix Capital Group, Inc.

Statement of Financial Condition

December 31, 2011

Assets

Cash and cash equivalents	$	72,514
Receivables:		
Broker		2,685
Commissions		39,250
Other		46,864
Securities owned, at value		495,165
Deposit with clearing broker		100,000
Furniture and equipment at cost, less accumulated depreciation of $26,675		4,995
Deposits and other prepaid expenses		32,240
Total assets	$	793,713

Liabilities and Stockholders' Equity

Liabilities		
Payable to clearing broker	$	21,372
Accrued expenses		74,100
Income taxes payable		57,687
Deferred taxes		5,968
Total liabilities		159,127
Commitments and contingent liabilities		
Stockholders' Equity:		
Class A common stock, $0.10 par value; 300,000 shares authorized, 187,238 issued		18,724
Class B common stock, $0.10 par value; 100,000 shares authorized		-
Additional paid-in capital		1,001,738
Accumulated deficit		(55,435)
Treasury stock at cost, 80,875 shares		(10,469)
Note receivable from stockholder		(319,972)
Total stockholders' equity		634,586
Total liabilities and stockholders' equity	$	793,713

The accompanying notes are an integral part of these financial statements.

1. Organization

Matrix Capital Group, Inc. ("the Company") is a registered broker dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is incorporated under the laws of the state of New York. The Company, like other broker dealers, is directly affected by general economic and market conditions, including fluctuations in volume and price level of securities, changes in interest rates and securities brokerage services, all of which have an impact on the Company's liquidity.

Matrix 360 Holding, LLC, a holding company, owns approximately 68% of Matrix Capital Group, Inc. as of January 19, 2010.

2. Summary of Significant Accounting Policies

The following are the significant accounting policies followed by the Company:

Revenue – Securities transactions (and related commission revenue and expense, if applicable) are recorded on a settlement date basis, generally the third business day following the transaction date. This is not materially different from trade date.

Cash and cash equivalents – The Company includes as cash and cash equivalents amounts invested in money market mutual funds.

Fair Value - As required by the fair value topic of the FASB Accounting Standards Codification, fair value is defined as the price that the Company would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date. The topic also establishes a framework for measuring fair value, and a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability. The three-tier hierarchy of inputs is summarized below:

Level 1 - quoted prices in active markets for identical investments
Level 2 - other significant observable inputs (including quoted prices for similar investments, interest rates, prepayment speeds, credit risk, etc.)
Level 3 - significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

2. Summary of Significant Accounting Policies (Continued)

The following table summarizes the valuation of the Company's investments by the above fair value hierarchy levels as of December 31, 2011:

Securities owned:	Level 1	Level 2	Level 3
Common stocks	$ 495,165	$ -	$ -

Investment banking fees - Fees for investment banking services are recorded when the transaction has been completed. Expenses are recorded as incurred. Fees for investment banking services also include fees earned from providing merger and acquisition and financial restructuring advisory services. These fees are recorded when earned.

Concentration of Credit Risks - The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes the Company is not exposed to any significant credit risk related to cash.

Furniture, Fixtures and Equipment - Furniture, fixtures and equipment are stated net of accumulated depreciation. Depreciation is computed using straight line and accelerated methods over the estimated useful lives of the related assets ranging from 5-7 years. Depreciation expense for the year ended December 31, 2011 amounted to $2,936.

Deferred Income Taxes - The Company provides for amounts of current and deferred taxes payable or refundable as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax assets or liabilities between years. A valuation allowance is recognized if, based on the available evidence, it is more likely than not that some portion of the deferred tax asset will not be realized.

Use of estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions.

Subsequent events - Management has evaluated the impact of all subsequent events through the date the financial statements were issued and has determined that there were no subsequent events requiring disclosure in these financial statements.

3. Related Party Transactions

A note receivable was executed by an officer/shareholder in the amount of $406,000. The note is payable in full on December 31, 2019 with an interest rate of 4% per annum. At December 31, 2011, the loan balance was $319,972. Interest receivable on the note was $46,864 at December 31, 2011.

4. Deposit with clearing broker

The Company maintains a clearing agreement with Penson Financial Services, Inc. Under the terms of the agreement the Company maintains a clearing deposit of $100,000.

5. Computation for Determination of Reserve Requirements

The Company will operate in accordance with the exemptive provisions of paragraph (k)(2)(ii) of SEC Rule 15c3-3. All customer transactions except for direct purchases of mutual funds, variable annuities, and private placements are cleared through Penson Financial Services, Inc.

6. Net Capital Requirements

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2011 the Company had net capital and capital requirements of $407,601 which was $307,601 in excess of its required net capital of $100,000. The Company's net capital ratio was 0.32 to 1.

7. Deferred Income Taxes

The Company recognizes deferred income tax assets relating to the tax effect of temporary differences arising as a result of the Company's utilizing the cash basis of accounting for income tax reporting purposes as opposed to the accrual basis of accounting for financial statement purposes. These temporary differences arise primarily from receivables, prepaid expenses and accrued expenses. The deferred tax liability is as follows:

		Amount
December 31, 2010	$	880
Change in provision		5,088
December 31, 2011	$	5,968

8. Off-balance-sheet risk and concentration of credit risk

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its clearing broker on a fully-disclosed basis, except for direct purchases of mutual funds, variable annuities and private placements. Therefore, all of the customers' money balances and long and short security positions are carried on the books of the clearing broker or the mutual fund, insurance company and issuer of a private placement. Under certain conditions, as defined in the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the securities transactions introduced by the Company. All of the Company's securities transactions and the receivable from the clearing broker are pursuant to this clearance agreement.

9. New Accounting Pronouncement

In May 2011 the Financial Accounting Standards Board issued Accounting Standards Update ("ASU") No. 2011-04 "Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. Generally Accepted Accounting Principles ("GAAP") and International Financial Reporting Standards ("IFRS"). ASU 2011-04 includes common requirements for measurement of and disclosure about fair value between U.S. GAAP and IFRS. ASU 2011-04 will require reporting entities to disclose additional information for fair value measurements categorized within Level 3 of the fair value hierarchy. In addition, ASU 2011-04 will require reporting entities to make disclosures about amounts and reasons for all transfers in and out of Level 1 and Level 2 fair value measurements. The new and revised disclosures are effective for interim and annual reporting periods beginning after December 15, 2011. Management is currently evaluating the implications of ASU No. 2011-04 and its impact on the financial statements.